December 8, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549-3561

Attn:  Kevin Dougherty

Re:	Contango Oil & Gas Company
Registration Statement on Form S-3
Filed November 24, 2020
File No. 333-250931

Dear Mr. Dougherty:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-250931) of Contango Oil & Gas Company so that it may become effective at 5:30 p.m., Eastern Time, on December 9, 2020, or as soon as possible thereafter. This letter replaces in its entirety the letter submitted on December 7, 2020 relating to the subject matter hereof and the Company withdraws such prior request.

Please do not hesitate to contact me at 918-748-3358 with any questions regarding this matter.

Sincerely,

CONTANGO OIL & GAS COMPANY

/s/ Charles L. McLawhorn, III
Charles L. McLawhorn, III
Senior Vice President, General Counsel & Corporate Secretary